Mail Stop 7010

      December 14, 2005

Mr. Douglas B. Mackie
Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL 60523

      Re:	Great Lakes Dredge & Dock Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      Forms 8-K filed February 1, 2005 and April 26, 2005
      File No. 333-64687

Dear Mr. Mackie:

      We have reviewed your response letter dated December 2, 2005 and have the following additional comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7 - Management`s Discussion and Analysis, page 21

Costs and Expenses, page 22

1. We note your response to comment 1 from our letter dated
September
29, 2005. Please revise your footnotes in future annual and interim filings to expand your discussion of your method for allocating fixed equipment costs to interim periods. Given that your business is very capital intensive, and because you use percentage of completion accounting, we believe that this information is an important part of understanding your accounting policies. In this regard, please disclose the following:

* In interim reporting periods, you record certain fixed equipment expenses based on an estimate of total annual costs on a contract. The amount of the fixed equipment costs recorded is based on the proportion of actual revenue earned in the interim period relative to the estimated total revenue to be earned for the year on each contract.

* In the fourth quarter, the fixed equipment expense recorded for all contracts is the remaining amount necessary such that your fixed equipment expense for the year equals your actual fixed equipment costs for the year.

* As a result of this methodology, the actual fixed equipment costs incurred in any interim period may be higher or lower than the recorded expense.

* Any other information that you believe is important to assist your investors in understanding your accounting policy.

You response should show us what this expanded disclosure will look like.


*	*	*


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.


      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to John Hartz, Senior Assistant Chief
Accountant,
at (202) 551-3689 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. Douglas B. Mackie
Great Lakes Dredge & Dock Corporation
December 14, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE